Exhibit 1
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For Immediate Release                                                30 May 2008


                              WPP Group plc ("WPP")

                            Voting rights and Capital

WPP confirms that its capital consists of 1,174,067,274 ordinary shares with voting rights.

WPP holds 2,000,000 of its ordinary shares in Treasury.
Therefore, the total number of voting rights in WPP is 1,172,067,274.
The figure of 1,172,067,274 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA's Disclosure and Transparency Rules.


Contact :
Feona McEwan, WPP                                              +44 020 7408 2204
www.wpp.com
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